

11016712

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FEB 2 8 2011

SEC FILE NUMBER
8-51509

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/10___ AND ENDING ___12/31/10___
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Advisors Asset Management, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

18925 Base Camp Road
(No. and Street)

Monument   CO   80132
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CF & Co., L.L.P.
(Name – if individual, state last, first, middle name)

8750 N. Central Expressway, Suite 300   Dallas   TX   75231
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

---

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (6-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, __Scott Colyer_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Advisors Asset Management, Inc._____, as of __December 31__, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

Barbara R. Dixon, Notary Public
State of Colorado
My Commission Expires 8/8/2011

C.E.O.
_____
Title

_____
Notary Public

This report** contains (check all applicable boxes):
- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of con-solidation.
- [X] (l) An Oath or Affirmation.
- [X] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

ADVISORS ASSET MANAGEMENT, INC.

Statement of Financial Condition

For the Year Ended
December 31, 2010

ADVISORS ASSET MANAGEMENT, INC.

Table of Contents



CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

Independent Auditor's Report

Board of Directors
Advisors Asset Management, Inc.
Monument, CO

We have audited the accompanying statement of financial condition of Advisors Asset Management, Inc. as of December 31, 2010 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Advisors Asset Management, Inc. as of December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.

CF & Co., LLP

CF & Co., L.L.P.

Dallas, Texas
February 21, 2011

REGISTERED WITH THE PCAOB •
MEMBERS: AICPA • CENTER FOR AUDIT QUALITY • TSCPA • EBPAQC •
CPAMERICA INTERNATIONAL AN AFFILIATE OF HORWATH INTERNATIONAL •
THE INTERNATIONAL ACCOUNTING GROUP (TIAG) • WORLD SERVICES GROUP

ADVISORS ASSET MANAGEMENT, INC.
Statement of Financial Condition
December 31, 2010

ASSETS

Cash and cash equivalents	$	651,085
Clearing deposit		450,773
Receivables:		
UIT fees		7,243,108
Investment advisory and other		1,236,819
Accrued interest		247,674
Securities owned, at fair value		49,117,871
Furniture, equipment, leasehold improvements and software, net		2,486,848
Prepaid expenses and other		1,445,499
Goodwill		621,359
Deferred tax asset		252,774
	$	63,753,810

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities		
Accounts payable	$	1,359,966
Accrued expenses		5,184,507
Income taxes payable		686,454
Due to clearing organization		12,295,201
Securities sold, not yet purchased, at fair value		12,080,745
		31,606,873
Stockholders' equity		
Common stock		--
Additional paid in capital		25,761,656
Retained earnings		7,045,281
Subscription receivable		(660,000)
Total stockholders' equity		32,146,937
Total Liabilities and Stockholders' Equity	$	63,753,810

The accompanying notes are an integral part of this financial statement.

ADVISORS ASSET MANAGEMENT, INC.
Notes to Statement of Financial Condition
December 31, 2010

Note 1 - Organization and Nature of Business

Advisors Asset Management, Inc. ("AAM"), a Delaware Corporation, is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). AAM has its principal office in Monument, Colorado and has offices in New York, Texas, California, Illinois, Kansas, North Carolina, Pennsylvania and New Jersey. AAM provides fixed income security trading and support services to other broker-dealers, registered investment advisors and other institutional account holders. In addition, AAM sponsors and distributes unit investment trusts, which are marketed under the name of Advisor's Disciplined Trusts ("ADTs"), and provides separate account management services.

On December 31, 2010, all of AAM's outstanding common stock became owned by AAM Holdings, Inc. ("Holdings") as part of a tax free reorganization ("the Merger"). AAM's outstanding common stock was converted to one share of issued and outstanding common stock, $.01 par value, of which 100 shares was authorized. Holdings has an authorized capital structure identical to that of AAM immediately prior to the Merger. By virtue of the Merger, each share of each class of common stock, $.01 par value per share, of AAM's outstanding common stock immediately prior thereto was changed and converted into one share of common stock, $.01 par value per share, of the corresponding class of Holdings. Holdings has also become a party to the stock option plan disclosed in Note 12 and stock subscription agreements disclosed in Note 13. All shares of common stock issued under these plans and agreements shall be issued by Holdings. AAM and Holdings are hereinafter referred to as "the Company".

Note 2 - Significant Accounting Policies

Accounting Estimates

The Company's financial statements are prepared in accordance with accounting principles generally accepted in the United States of America which require the use of management's best judgment and estimates. Estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes may vary from the actual results.

Recent Accounting Pronouncements

In January 2010, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2010-06, "Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements." ASU 2010-06 new disclosures requirements include: (i) separate disclosure of significant transfers of financial instruments into and out of Level 3 and the reasons for such transfers; (ii) the amount of transfers of financial instruments between Level

Note 2 -   Significant Accounting Policies, continued

1 and Level 2 and the reasons for such transfers; (iii) lower level of disaggregation for fair value disclosures (by class rather than major category) and: (iv) additional details on the valuation techniques and inputs used to determine Level 2 and Level 3 measurements. In addition, ASU 2010-06 requires separate disclosure of purchases, sales, issuances, and settlements in the Level 3 reconciliation.

The new disclosures were effective for the Company's December 31, 2010 reporting period, except for the disclosure of activity within Level 3 fair value measurements, which is effective for the Company's December 31, 2011 reporting period. The Company adopted ASU 2010-06 and its fair value information reflects the required disclosures.

Cash and Cash Equivalents

The Company defines cash and cash equivalents as highly liquid investments with original maturities of three months or less at the time of purchase, other than those held for sale in the ordinary course of business.

Securities Transactions

Proprietary securities transactions and the related commissions and profit and loss are recorded on a settlement date basis. There is no material effect on the financial statements between recording these revenues, or the related proprietary security positions, on settlement date basis when compared to the trade date basis.

UIT Revenues

The sale of equity of unit investment trusts ("UIT") sponsored by the Company results in the recognition of deferred sales charges, creation and development fees and organizational fees, which are recorded on the date the underlying securities are initially deposited into the trusts.

Property

Furniture, computer and office equipment, leasehold improvements and software are recorded at cost, net of accumulated depreciation and amortization. Depreciation is recorded on a straight-line basis over the useful life of the related asset, generally five to seven years. Leasehold improvements are amortized on a straight-line basis over the term of the lease.

ADVISORS ASSET MANAGEMENT, INC.
Notes to Statement of Financial Condition
December 31, 2010

Note 2 - Significant Accounting Policies, continued

Goodwill Impairment Testing

Goodwill impairment is assessed at least annually or more often upon the occurrence of an indicator of impairment. In evaluating goodwill for impairment, the Company follows FASB Accounting Standards Codification (ASC) 350 *Intangibles*, which provides a two step approach, for the recognition and measurement of an impairment loss. Step one; if the fair value of the reporting unit is less than its carrying value, the Company is required to go to the second step of goodwill impairment test. The second step involves allocating the calculated fair value to all of the assets and liabilities of the reporting unit as if the calculated fair value was the purchase price in a business combination. This allocation would include assigning value to any previously unrecognized intangible assets. The impairment is measured by comparing the implied fair valued of the Company's goodwill with its carrying amount and an impairment loss may be recognized up to that excess. No such impairment existed at December 31, 2010.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of assets and liabilities for financial and income tax reporting. Deferred tax assets and liabilities represent future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred taxes are also recognized for operating losses that are available to offset future taxable income, subject to a valuation allowance.

Any potential interest and penalty associated with a tax contingency, should one arise, would be included as a component of income tax expense in the period in which the assessment arises.

Share-Based Compensation

The Company has share-based compensation plan which is accounted for under the fair value recognition and measurement provisions of FASB ASC 718 *Compensation*. The fair value of the Company's stock options is based on the value of the Company's common stock, as determined by management, on the date of grant. Share-based compensation costs related to equity instruments are charged against income ratably over the fixed vesting period for the related equity instruments. The Company's share-based compensation expense is recorded in payroll and employee benefits on the statement of income (See note 1 regarding effect of the Merger).

Note 2 -   Significant Accounting Policies, continued

Advertising Costs

The Company expenses advertising costs as incurred.

Note 3 -   Fair Value Measurements

The Company follows FASB ACS 820 *Fair Value Measurements*, which provides a framework for measuring fair value under generally accepted accounting principles. FASB ASC 820 applies to all financial instruments that are being measured and reported on a fair value basis.

As defined in FASB ASC 820, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the Company uses various methods including market, income and cost approaches. Based on these approaches, the Company often utilizes certain assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and or the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated, or generally unobservable inputs. The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. Based on the observability of the inputs used in the valuation techniques the Company is required to provide the following information according to the fair value hierarchy. The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Financial assets and liabilities carried at fair value will be classified and disclosed in one of the following three categories:

Level 1 - Valuations for assets and liabilities traded in active exchange markets, such as the New York Stock Exchange. Level 1 also includes U.S. Treasury and federal agency securities and federal agency mortgage-backed securities, which are traded by dealers or brokers in active markets. Valuations are obtained from readily available pricing sources for market transactions involving identical assets or liabilities.

Level 2 - Valuations for assets and liabilities traded in less active dealer or broker markets. Valuations are obtained from third party pricing services for identical or similar assets or liabilities.

Level 3 - Valuations for assets and liabilities that are derived from other valuation methodologies, including option pricing models, discounted cash flow models and similar techniques, and not based on market exchange, dealer, or broker traded transactions. Level 3 valuations incorporate certain assumptions and projections in determining the fair value assigned to such assets or liabilities.

Note 3 -   Fair Value Measurements, continued

On January 1, 2010, the Company adopted the amendments in ASU 2010-06. The adoption of this standard did not result in any change to the Company's disclosures. Also, there have been no significant transfers among the Company's Level 1, Level 2 and Level 3 financial instruments. In addition, the Company does not anticipate the adoption of the additional disclosure provisions of ASU 2010-06 regarding separate disclosure of purchases, sales, issuances, and settlements in the Level 3 reconciliation beginning on January 1, 2011 to have an impact on its financial statements.

The following tables set forth by level within the fair value hierarchy the Company's financial instruments at fair value as of December 31, 2010.

	Securities Owned		
	Level 1	Level 2	Level 3
Equities	$ 508,096	$	$ --
Corporate Bonds		9,411,121	--
US Government Bonds	801,219		--
Municipal Bonds		17,262,881	
United Investment Trusts		10,309,575	--
Asset-Backed Securities		8,613,742	1,374,290
Other		836,947	
	$ 1,309,315	$46,434,266	$ 1,374,290

	Financial Securities Sold, But Not Yet Purchased		
	Level 1	Level 2	Level 3
Equities	$	$ --	$ --
Corporate Bonds		5,554,354	--
US Government Bonds	4,127,597	--	--
Municipal Bonds		390,338	--
United Investment Trusts		595,725	--
Asset-Backed Securities	--		--
Other	1,392,989	19,742	--
	$ 5,520,586	$ 6,560,159	$ --

Note 3 -   Fair Value Measurements, continued

Reconciliations of Level 3 investment activity for 2010 are as follows:

Beginning balance at January 1, 2010	$ 133,162
Purchases, gains, and losses	1,241,128
Ending balance at December 31, 2010	$ 1,374,290

Note 4 -   Clearing Broker-Dealers

The Company does not carry customer accounts, clears all proprietary and customer's securities transactions on a fully disclosed basis through clearing broker-dealers and is therefore, exempt under paragraph 15c3-3(k)(2)(ii) from the remaining provisions of SEC Rule 15c3-3. Any customer funds or securities received are immediately forwarded to the Company's clearing broker-dealers. Therefore, no supplementary Schedule for the Determination of the Reserve Requirement is deemed necessary.

The Company's agreements with its clearing broker-dealers contain indemnification clauses. These clauses relate to instances where the Company's customers fail to settle security transactions. In the event this situation might occur, the Company will indemnify the clearing broker-dealers to the extent of the net loss on the unsettled trade. At December 31, 2010, the Company had not been notified by the clearing broker-dealers, nor were they aware of any potential losses relating to this indemnification.

At December 31, 2010 approximately $451,000 of clearing deposit funds held by the clearing broker-dealers will not be returned to the Company until all obligations between the Company and the clearing broker-dealers have been satisfied.

"Due to Clearing Organization" represents a margin loan payable to the clearing broker-dealers which is secured by investments in securities maintained with the lending broker as collateral for the margin loan.

Note 5 -   Property and Equipment

Property and equipment at December 31, 2010 consisted of the following:

Furniture	$ 1,356,726
Office equipment	443,004
Computer equipment	1,618,923
Software	809,258
Website video	116,450
Leasehold improvements	862,568
	5,206,929
Less accumulated depreciation	(2,720,081)
	$ 2,486,848

Note 6 -   Net Capital Requirement

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule under Rule 15c3-1 of the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Rule also provides that equity capital may not be withdrawn or paid if the resulting ratio of aggregate indebtedness to net capital would exceed 10 to 1. At December 31, 2010, the Company had net capital of $13,731,899 which was $13,249,825 in excess of its required net capital of $482,064 and its ratio of aggregate indebtedness to net capital was .53 to 1.

Note 7 -   Related Party Transactions

During the year ended December 31, 2010, the Company sold approximately $33,770,000 of deferred sales charge receivables related to the Company's unit investment trust business to a stockholder of the Company on a non-recourse basis. The agreements call for a factoring fee approximating 9 basis points per unit be paid, and that the risks and returns associated with ownership of the receivables pass to such stockholder. For the year ended December 31, 2010, the Company paid approximately $2,969,000 in factoring fees to such stockholder relating to the sale of these receivables.

The Company leases its office space in Monument, Colorado from Base Camp Road, LLC, which is 50% owned by a stockholder of the Company. For the year ended December 31, 2010, the Company paid rents totaling approximately $210,000 to Base Camp Road, LLC.

Note 7 -   Related Party Transactions, continued

The Company leases its office building in Texas from IH 10/FIS Building, LP, which is 100% owned by a stockholder of the Company. For the year ended December 31, 2010, the Company paid rents totaling approximately $394,000 to IH 10/FIS Building, LP. The Company pays all insurance, property taxes and other expenses related to the operation and maintenance of the office building.

The Company owns 100% of a limited liability company that is the general partner of a limited partnership fund that made investments in mortgage backed securities. Additionally, the Company was the investment advisor to the limited partnership fund and as such was required to make a $100,000 investment as a limited partner in the fund. During the year ended December 31, 2010, all of the assets of the limited partnership were distributed to the limited partners and the limited partnership fund was closed. Approximately $5,800 of fees were earned in 2010 by the Company for services provided to the limited partnership and the Company paid approximately $16,200 of the limited partnership's expenses related to third party administration and accounting fees. No reimbursement of these expenditures is expected.

During 2010, the Company sold approximately $336,000,000 of UIT product to a broker-dealer that is also a stockholder of the Company for distribution to such stockholder's customers, and the Company paid approximately $224,000 to such stockholder for remuneration in the form of volume concessions under the terms in the various prospectuses. The sales of the unit investment trusts to such stockholder were consummated on substantially the same terms as were sales to the Company's other broker-dealer customers.

Note 8 -   Income Taxes

Deferred taxes result from future tax benefits and expenses related to differences in the tax basis of assets and liabilities and the amounts reported in the financial statements. Significant components of the deferred tax assets and liabilities at December 31, 2010 are accumulated amortization and depreciation, prepaid expense and employee stock option awards.

The Company's federal and state income tax returns are subject to examination over various statutes of limitations generally ranging from three to five years from the date of filing.

Note 9 -   Commitments and Contingencies

The Company leases its premises and equipment under non-cancelable operating leases that expire on various dates through 2016. At December 31, 2010, the approximate minimum future rentals on non-cancelable operating leases are as follows:

Year Ending December 31,	
2011	$ 1,862,861
2012	1,913,356
2013	1,852,658
2014	1,405,705
2015	1,185,948
Thereafter	481,740
Total	$ 8,702,268

The Company is involved in legal proceedings concerning matters arising in connection with the conduct of the Company's business. The Company believes, based on currently available information and advice of counsel, that the results of such proceedings, in the aggregate, will not have a material adverse effect on the Company's financial statements. The Company intends to defend itself vigorously against all of the claims asserted in these matters. No provisions for any losses have been made in these financial statements.

At December 31, 2010, and at various times throughout the year, the Company had cash and cash equivalents in excess of insured limits. The Company has not experienced any losses in its cash accounts and management believes it is not exposed to any significant risk on its cash and cash equivalents.

Note 10 -   Financial Instruments and Related Risks

As a securities broker and dealer, the Company is engaged in various securities trading and brokerage activities servicing a diverse group of domestic institutional and individual investors. The Company's proprietary activities and the transactions initiated on behalf of their customers are carried in accounts by and consummated through its clearing broker-dealers. In the normal course of business these activities include securities execution, settlement, custody of securities and funds and financing securities transactions, which may expose the Company to off-balance sheet risk in the event the clearing broker-dealers is unable to fulfill its contractual obligations.

In addition, the Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at December 31, 2010, at the market value of related securities and will incur a loss if the market value of those

Note 10 - Financial Instruments and Related Risks, continued

securities increases subsequent to December 31, 2010. The obligation is secured by securities owned.

Note 11 - Employee Retirement Plan

The Company has a 401(k) plan that covers substantially all employees. Participating employees may elect to contribute, on a tax-deferred basis, a portion of their compensation in accordance with Section 401(k) of the Internal Revenue Code. Company contributions may be made to the plan at the discretion of the Board of Directors, with the maximum limitation being the amount the Company can deduct for federal income tax purposes. The Company's contributions to the plan for the year ended December 31, 2010 were approximately $276,000.

Note 12 - Stock Option Plan

In 2005, the Company established an ownership option plan to attract, retain and reward employees of the Company. The Company reserved 5,502,696 shares of common stock for issuance upon exercise of options under the plan. A committee appointed by the Board of Directors administers the plan and determines the exercise price of the option and the value of the Company's stock.

Options for Class B shares vest ratably over four full years of the employee's service and expire on the ten year anniversary of the award date if not exercised. The following sets forth the details of the outstanding options that are available for exercising for the Class B shares of the Company:

Grant Date	Option Awards	Average Exercise Price	Options Exercised	Options Forfeited	Options Outstanding
2002	460,721	$ 2.19	(424,303)	(5,107)	31,311
2003	705,720	$ 2.55	(601,200)	(16,920)	87,600
2004	331,750	$ 4.73	(255,000)	(28,500)	48,250
2005	383,150	$ 4.11	(252,200)	(33,850)	97,100
2006	403,100	$ 3.39	(177,125)	(42,500)	183,475
2007	540,546	$ 3.44	(108,495)	(55,250)	376,801
2008	1,159,489	$ 3.20	(375)	(73,325)	1,085,789
2009	603,560	$ 2.93	--	(35,420)	569,140
2010	626,300	$ 6.45		(18,891)	605,909
	5,214,336		(1,818,698)	(309,763)	3,085,375

Note 12 - Stock Option Plan, continued

Options for Class D shares vest ratably over five to seven full years of the employee's service and expire on the ten year anniversary of the award date if not exercised. The following sets forth the details of the outstanding options that are available for exercising for the Class D shares of the Company:

Grant Date	Option Awards	Average Exercise Price	Options Exercised	Options Forfeited	Options Outstanding
2007	962,971	$ 3.44	--		962,971
2008	--		--	--	--
2009	611,250	$ 3.17	--	--	611,250
2010	47,022	$ 6.38	--	--	47,022
	1,621,243		--	--	1,621,243

At December 31, 2010 the estimated fair value of the options outstanding was $4,754,000. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions: no dividend yield; expected volatility of 10%; weighted average risk free interest rate of 2.9%; expected lives of 10 years; and an estimated discount of 25% of calculated fair value due to non-marketability and restrictions on the sale of the shares.

A summary of options granted and outstanding during the year ended December 31, 2010 under the 2005 Plan is presented below:

	Class B		Class D	
	Number of Options	Weighted-Average Exercise Price	Number of Options	Weighted-Average Exercise Price
Outstanding at December 31, 2009	2,570,957	3.26	1,574,221	3.32
Granted	626,300	6.45	47,022	6.38
Exercised	(31,016)	2.20	--	--
Forfeited	(80,866)	4.01	--	--
Outstanding at December 31, 2010	3,085,375	3.85	1,621,243	3.42

Note 12 - Stock Option Plan, continued

	Number of Options	Weighted-Average Exercise Price
Exercisable at December 31, 2010		
Options for Class B Shares	1,415,516	$ 3.30
Options for Class D Shares	534,952	3.38
Total	1,950,468	3.32

The weighted-average fair value of options granted during 2010 was $1.10. As of December 31, 2010, there was $2,316,584 of unrecognized compensation costs related to the options granted under the 2005 Plan, and is expected to be recognized over a weighted-average period of approximately 2 years.

The intrinsic value of options exercised during 2010 was approximately $124,050.

The following table summarizes information about the 2005 Plan stock options outstanding and exercisable at December 31, 2010.

	Options Outstanding				Options Exercisable		
	Weighted-Average Exercise Price	Number Outstanding	Weighted-Average Contractual Life	Aggregate Intrinsic Value	Weighted-Average Exercise Price	Number Exercisable	Weighted-Average Contractual Live
Class B Shares	$3.85	3,085,375	6 Years	$7,250,631	$3.30	1,415,516	4.9 Years
Class D Shares	$3.50	1,621,243	8.7 Years	$4,507,056	$3.38	534,952	5.3 Years

Note 13 - Common Stock

The Company is authorized to issue 100 shares of common stock. Prior to the Merger discussed in Note 1, the Company was authorized to issue 30,000,000 shares of stock of which 3,000,000 were designated as preferred stock, $0.01 par value, and 27,000,000 shares were designed as common stock, $0.01 par value. Of the common stock, 2,000,000 shares that were designated as Class A common stock, 7,000,000 were designated as Class B common stock, 4,000,000 were designed as Class C common stock, and 14,000,000 were designated as Class D common stock.

Sale of Class D Common Stock under Subscription Agreements

The Company has sold 657,505 Class D common shares to employees, including 81,505 during the year ended December 31, 2010, subject to subscription notes receivable. The notes receivable are forgivable over a four year period, subject to the employee's

Note 13 -   Common Stock, continued

continued service to the Company, and are reflected as a reduction in equity. The notes bear interest only if principal payments are not paid when due.

Independent Auditor's Report

On Internal Control

Required By SEC Rule 17a-5

Year Ended

December 31, 2010



CF & Co., L.L.P.

CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

INDEPENDENT AUDITOR'S REPORT ON INTERNAL
CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors and Stockholders
Advisors Asset Management, Inc.

In planning and performing our audit of the financial statements and supplemental information of Advisors Asset Management, Inc. (the "Company"), as of and for the year ended December 31, 2010 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

8750 N. Central Expressway, Suite 300 • Dallas, Texas 75231-6436 • Phone: 972-387-4300 • 800-834-8586 • Fax 972-960-2810 • www.cfllp.com

REGISTERED WITH THE PCAOB •
MEMBERS: AICPA • CENTER FOR AUDIT QUALITY • TSCPA • EBPAQC •
CPAMERICA INTERNATIONAL AN AFFILIATE OF HORWATH INTERNATIONAL •
THE INTERNATIONAL ACCOUNTING GROUP (TIAG) • WORLD SERVICES GROUP

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be material weaknesses and therefore, there can be no assurance that all material weaknesses have been identified. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

CF & Co., L.L.P.

CF & Co., L.L.P.

Dallas, Texas
February 21, 2011

Independent Auditor's Report

On The SIPC Annual Assessment

Required By SEC Rule 17a-5

Year Ended December 31, 2010



C F & Co., L.L.P.

CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

INDEPENDENT AUDITOR'S REPORT ON THE SIPC ANNUAL
ASSESSMENT REQUIRED BY SEC RULE 17a-5

To the Board of Directors and Stockholders
Advisors Asset Management, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2010, which were agreed to by Advisors Asset Management, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Advisors Asset Management, Inc.'s compliance with the applicable instructions of the Assessment Reconciliation (Form SIPC-7). Management is responsible for Advisors Asset Management, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursements records entries (cash disbursements journal) noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010 with the amounts reported in Form SIPC-7 for the year ended December 31, 2010;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

C F & Co, LLP

CF & Co., L.L.P.

Dallas, Texas
February 21, 2011

8750 N. Central Expressway, Suite 300 • Dallas, Texas 75231-6436 • Phone: 972-387-4300 • 800-834-8586 • Fax 972-960-2810 • www.cfllp.com

REGISTERED WITH THE PCAOB •
MEMBERS: AICPA • CENTER FOR AUDIT QUALITY • TSCPA • EBPAQC •
CPAMERICA INTERNATIONAL AN AFFILIATE OF HORWATH INTERNATIONAL •
THE INTERNATIONAL ACCOUNTING GROUP (TIAG) • WORLD SERVICES GROUP

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

For the fiscal year ended _____ Dec 31 ___, 20 10
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

051509 FINRA DEC
ADVISORS ASSET MANAGEMENT INC   20*20
18925 BASE CAMP RD
MONUMENT CO 80132-3414

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 164,184

   B. Less payment made with SIPC-6 filed (exclude interest)   (88,110)

        7/28/10
        Date Paid

   C. Less prior overpayment applied   ( )

   D. Assessment balance due or (overpayment)   76,074

   E. Interest computed on late payment (see instruction E) for _____ days at 20% per annum

   F. Total assessment balance and interest due (or overpayment carried forward) $ 76,074

   G. PAID WITH THIS FORM:
        Check enclosed, payable to SIPC
        Total (must be same as F above) $ 76,074

   H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Advisors Asset Management, Inc.
(Name of Corporation. Partnership or other organization)

(Authorized Signature)

Dated the __3__ day of ___February__ 20 _10_ .

CFO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____ _____ _____
     Postmarked   Received   Reviewed

Calculations _____   Documentation _____   Forward Copy _____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning __Jan   1__, 20__10__
and ending __Dec   31__ 20__10__
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 102,854,388

2b. Additions:

    (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

    (2) Net loss from principal transactions in securities in trading accounts.

    (3) Net loss from principal transactions in commodities in trading accounts.

    (4) Interest and dividend expense deducted in determining item 2a.

    (5) Net loss from management of or participation in the underwriting or distribution of securities.

    (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

    (7) Net loss from securities in investment accounts.

        Total additions

2c. Deductions:

    (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.   33,716,818

    (2) Revenues from commodity transactions.

    (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.   2,132,530

    (4) Reimbursements for postage in connection with proxy solicitation.

    (5) Net gain from securities in investment accounts.   370,760

    (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

    (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

    (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

    (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 960,551

        (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $

        Enter the greater of line (i) or (ii)   960,551

        Total deductions   37,180,659

2d. SIPC Net Operating Revenues $ 65,673,729

2e. General Assessment @ .0025 $ 164,184

(to page 1, line 2.A.)

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